UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 11, 2005

FAGE DAIRY INDUSTRY S.A.

(Translation of Registrant’s name into English)

35, Hermou Street, 144 52 Metamorfossi, Athens, Greece

(Address of principal executive office)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also there by furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

EXPLANATORY NOTE

This report (the “Report”) sets forth certain information regarding FAGE Dairy Industry S.A., a Greek société anonyme (the “Company” of “FAGE”).  On January 6, 2005, FAGE announced its intention to commence an offering of up to €120,000,000 aggregate principal amount of senior notes (the “Senior Notes”), which are expected to mature in 2015.  Further information regarding a press release concerning the proposed offering is set forth in the Form 6-K filed by the Company on January 6, 2005.  The Senior Notes are being offered and sold only to “qualified institutional buyers” under Rule 144A under the Securities Act of 1933, as amended (“the Securities Act”), and pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act.  The Senior Notes will not be registered under the Securities Act, or any states securities laws, and, unless so registered, may not be offered or sold except pursuant to exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

In connection with the proposed offering, the Company has prepared and issued consolidated financial statements of the Company and its consolidated subsidiaries for the years ended December 31, 2002 and 2003, as of September 30, 2004 and for the nine-month periods ended September 30, 2003 and 2004 (the “Consolidated Financial Statements”).  The Consolidated Financial Statements have been prepared for the first time in accordance with International Financial Reporting Standards (“IFRS”).  The Consolidated Financial Statements prepared under IFRS are attached hereto as Exhibit 1.  A discussion and analysis of the Consolidated Financial Statements under IFRS entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is attached hereto as Exhibit 2.

The Company’s consolidated financial statements prepared in accordance with US GAAP for the comparable periods were most recently filed by the Company on Form 6-K/A on January 5, 2005 and on the 2003 Annual Report filed by the Company on Form 20-F on March 30, 2004.

The Company is required to reconcile its Consolidated Financial Statements under IFRS with the Company’s prior primary consolidated financial statements which, in the Company’s case, have been prepared in accordance with U.S. GAAP. See Note 31 of the Consolidated Financial Statements.  In connection therewith, the Company: (a) has determined that a deferred tax asset of €2.3 million resulting from the Greek statutory revaluation of its land and buildings was not previously recognized in the U.S. GAAP consolidated financial statements; and (b) has identified a difference of €0.5 million in the computation of the amortization of the debt issuance costs of the Existing Notes.  Both of these items should have been recorded in the previously issued U.S. GAAP consolidated financial statements.  The cumulative effects of these items is to increase the Company’s opening shareholders’ equity at January 1, 2002 from that reported in its U.S. GAAP consolidated financial statements for the year ended December 31, 2002 by approximately €2.8 million.  The U.S. GAAP amounts at January 1, 2002, December 31, 2003 and for the year then ended included in the reconciliation in Appendices I–III have been restated for the effects of these amounts.  In addition, the U.S. GAAP amounts included in the reconciliation in Appendices I-III related to September 30, 2004 have been restated for the effects of these amounts and the cumulative effect at September 30, 2004 was to increase equity by €2.3 million (unaudited). In addition, the nine months ended September 30, 2004 income tax expense and financial income/(expense) net and net income have also been restated in the Appendices for the effects of these items (unaudited).  In addition, certain balance sheet reclassifications have been made to the U.S. GAAP consolidated amounts included in the Appendices.

FAGE DAIRY INDUSTRY S.A.

FORM 6-K

EXHIBITS

Exhibit No	Description

1.

IFRS Consolidated Financial Statements for the years ended December 31, 2002 and 2003, as of September 30, 2004 and for the Nine Months ended September 30, 2003 and 2004, including Index to Consolidated Financial Statements.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece.

FAGE DAIRY INDUSTRY S.A.

Date: January 11, 2005	By:	/s/	Ioannis Filippou
Chairman of the Board

Date: January 11, 2005	By:	/s/	Kyriakos Filippou
Chief Executive Officer and Director

Date: January 11, 2005	By:	/s/	Christos Koloventzos
Chief Financial Officer